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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

NORTH COAST ENERGY, INC.
(Name of Subject Company (Issuer))

EXCO HOLDINGS INC.
EXCO RESOURCES, INC.
NCE ACQUISITION, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
EXCO RESOURCES, INC.
12377 MERIT DRIVE, SUITE 1700
DALLAS, TEXAS 75251
TELEPHONE: (214) 368-2084
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

COPY TO:

WILLIAM L. BOEING
HAYNES AND BOONE, LLP
2505 NORTH PLANO ROAD, SUITE 4000
RICHARDSON, TEXAS 75082
(972) 680-7550

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**

$170,117,503	$13,762.51***

*
Estimated for purposes of calculating the amount of the filing fee only.

Calculated by adding (i) 15,251,806, the number of shares of common stock outstanding as of December 1, 2003, multiplied by the $10.75 per share tender offer price, (ii) an estimated 432,678 shares of common stock subject to options, multiplied by $10.75, and (iii) 140,400 shares of common stock subject to warrants, multiplied by $10.75, for an aggregate transaction value of $170,117,503.

**
The required filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $13,762.51.

***
The filing fee was recalculated and paid in full pursuant to Amendment No. 2 to the Schedule TO filed on January 6, 2004. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule.

Amount previously paid: $13,762.51

Form or Registration No.: Schedule TO-T and Schedule TO-T/A

Filing party: EXCO Holdings Inc., EXCO Resources, Inc., and NCE Acquisition, Inc.

Date Filed: December 5, 2003 and January 6, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule TO"), originally filed with the Securities and Exchange Commission on December 5, 2003, by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("EXCO"), which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"), at a purchase price of $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2003 (the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated January 6, 2004, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(10), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase or the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        Item 1 of the Schedule TO is hereby amended and supplemented to include the following information:

Summary Term Sheet

        The first question on page v of the Summary Term Sheet is hereby amended and restated in its entirety by adding the following information:

Do you have the financial resources to make the offered payment?

  •
  Yes. EXCO will finance the Offer with borrowings from the issuance of $350.0 million aggregate principal amount of 7 1/4% Senior Notes Due 2011 in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. See "Section 9. Financing of the Offer and the Merger."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 7 of the Schedule TO is hereby amended and supplemented to include the following information:

Section 9. Financing of the Offer and the Merger.

        The first paragraph of Section 9 of the Offer to Purchase on page 13 is hereby amended and supplemented by replacing the first two sentences with the following information:

        The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses (including financing costs) is estimated to be approximately $179.9 million. EXCO intends to finance the Offer, the Merger and the expenses incurred in connection with the Offer and the Merger with the proceeds received from the issuance of $350.0 million aggregate principal amount of 7 1/4% Senior Notes Due 2011 (the "Senior Notes") in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. EXCO intends to issue the Senior Notes under an Indenture (the "Indenture") among itself, certain of its subsidiaries and Wilmington Trust Company, as trustee. EXCO expects to complete the issuance of the Senior Notes on or about January 20, 2004. EXCO intends to repay borrowings under the Senior Notes through cash flow from operations, sales of assets or through a refinancing of such indebtedness prior to or at maturity.

        Section 9 of the Offer to Purchase is hereby amended and supplemented by adding the following information after the first paragraph on page 13:

        Senior Notes.    Interest on the Senior Notes will accrue at the rate of 7 1/4% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on July 15, 2004. The payment of the principal, premium and interest on the Senior Notes will be guaranteed on a senior basis by all of EXCO's current and some of EXCO's future domestic subsidiaries, except that the guarantee of Taurus Acquisition, Inc. will be subordinated to its guaranty under EXCO's credit facility. The Senior Notes will mature on January 15, 2011.

        The Senior Notes will be the senior obligations of EXCO secured by a second-priority security interest in 65% of the capital stock of Addison Energy, Inc. and 100% of the capital stock of Taurus Acquisition, Inc. behind the first-priority security interest securing certain obligations relating to EXCO's indebtedness under its credit facilities. The Senior Notes will rank equal in right of payment with EXCO's existing and future senior indebtedness and senior in right of payment to any of EXCO's existing and future subordinated indebtedness.

        The Senior Notes do not provide for any mandatory redemption or sinking fund. EXCO has the right at its election to redeem the Senior Notes under the terms described in the Indenture. In addition, EXCO is required to offer to repurchase the Senior Notes upon the occurrence of certain events, including a change of control or sale of assets. The Indenture contains various restrictive covenants customary for indebtedness of this type.

        The Senior Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws. Unless so registered, the Senior Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. The information regarding the Senior Notes in this Offer to Purchase is being provided solely in compliance with the disclosure requirements of Item 7 of Schedule TO and shall not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes, nor shall there be any sale of the Senior Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        Consummation of the issuance of the Senior Notes is subject to conditions customary for transactions of this type, including the following:

  •
  the purchasers having received letters from certain auditors;

  •
  the purchasers having received legal opinions from appropriate counsel;

  •
  there not having occurred (1) any change, in the financial or other condition, business, properties or results of operations of EXCO, the guarantors and their respective subsidiaries taken as one enterprise which, in the reasonable judgment of a majority in interest of the purchasers is material and adverse and makes it impractical or inadvisable to proceed with completion of the offering or the sale of and payment for the Senior Notes; (2) any downgrading in the rating of any debt securities of EXCO or any guarantor by any nationally recognized statistical rating organization, or any public announcement that any such organization has under surveillance or review its rating of any debt securities of EXCO or any guarantor (other than an announcement with positive implications) or any announcement that EXCO or any guarantor has been placed on negative outlook; (3) any adverse change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the reasonable judgment of a majority in interest of the purchasers be likely to prejudice materially the success of the proposed issue, sale or distribution of the Senior Notes, (4) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of North Coast on any exchange or in the over-the-counter market; (5) any banking moratorium declared by U.S. Federal or New York authorities; (6) any major disruption of settlements of securities or clearance services in the United States or (7) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the reasonable judgment of a majority in interest of the purchasers, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the offering or sale of and payment for the Senior Notes.

  •
  the purchasers having received certain closing documents in connection with the transactions.

        While the parties thereto have not yet executed the Indenture and EXCO has not yet issued the Senior Notes, a copy of the form of Indenture and the related form of Senior Note are attached hereto as exhibits (b)(2) and (b)(3), respectively, and incorporated herein by reference.

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.	DESCRIPTION

(b)(2)	Form of Indenture.
(b)(3)	Form of Senior Note.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2004	EXCO HOLDINGS INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 15, 2004	EXCO RESOURCES, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 15, 2004	NCE ACQUISITION, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase dated December 5, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The New York Times on December 5, 2003.*
(a)(8)	Press Release issued by North Coast on November 26, 2003.**
(a)(9)	Press Release issued by North Coast on December 10, 2003.***
(a)(10)	Supplement to the Offer to Purchase dated January 6, 2004.*****
(a)(11)	Audited Consolidated Financial Statements of EXCO as of and for the years ended December 31, 2001 and December 31, 2002.*****
(a)(12)
Unaudited Consolidated Financial Statements of EXCO as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003.*****
(a)(13)	Letter to Certain Stockholders from North Coast's Stockholder Services Department, dated January 6, 2004.****
(b)(1)	Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA.*
(b)(2)	Form of Indenture.
(b)(3)	Form of Senior Note.
(d)(1)	Agreement and Plan of Merger dated as of November 26, 2003 among EXCO, Purchaser, North Coast and Nuon Energy & Water as amended and restated on December 4, 2003.*
(d)(2)	Form of Option Surrender Agreement.*
(d)(3)	Form of Warrant Relinquishment and Release Agreement.*
(d)(4)	Form of Stock Tender Agreement among EXCO, Purchaser and Nuon Energy & Water.*
(d)(5)	Form of Unconditional Guaranty Agreement by and between EXCO and n.v. NUON.*
(d)(6)	Form of Escrow Agreement among Nuon Energy & Water, EXCO and Citibank, N.A.*
(d)(7)	Form of Irrevocable Instruction of Seller to Paying Agent.*
(d)(8)	Letter Agreement relating to confidentiality, dated June 13, 2003, from Robert W. Baird & Co. Incorporated, as agent for North Coast, to EXCO, confirmed and agreed to by EXCO on June 20, 2003.*
(g)	None.
(h)	None.

*
Incorporated herein by reference to the Schedule TO filed by Purchaser and EXCO on December 5, 2003.
**
Incorporated herein by reference to Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 26, 2003, as amended by Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 28, 2003.
***
Incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by Purchaser and EXCO on December 10, 2003.
****
Incorporated herein by reference to Exhibit (a)(13) to Amendment No. 2 to the Schedule 14D-9 filed by North Coast on January 6, 2004.
*****
Incorporated herein by reference to Amendment No. 2 to the Schedule TO filed by Purchaser and EXCO on January 6, 2004.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX